                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2003

                            AETERNA LABORATORIES INC.
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F / /  Form 40-F /X/
                                        ---            ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                    Yes / / No /X/
                                        ---    ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- / /
                                    ---

                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1.  Press release dated July 24, 2003: AEterna closes $35.6 million bought deal

                                    [AETERNA LOGO]

                                                                 PRESS RELEASE
                                                         FOR IMMEDIATE RELEASE

                    AETERNA CLOSES $35.6 MILLION BOUGHT DEAL

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

All amounts are in Canadian dollars

QUEBEC CITY, CANADA, JULY 24, 2003 - AEterna Laboratories Inc. (TSE: AEL;
NASDAQ: AELA) has closed its offering of 4.5 million subordinate voting shares at a price of $7.90 per share, in connection with the previously-announced agreement with an underwriting syndicate led by RBC Capital Markets and including National Bank Financial Inc., Paradigm Capital Inc., Desjardins Securities Inc. and Loewen, Ondaatje, McCutcheon Ltd. The gross proceeds of the offering are $35.6 million.

The proceeds from this financing will be used to continue the active development in oncology of AEterna's lead antiangiogenic product, Neovastat, with Phase III clinical trials in renal cell carcinoma and non-small cell lung cancer, and for the continued broadening of clinical and commercial opportunities not only of Neovastat, but also of the many other products in AEterna's pipeline. The proceeds will be also used for the Company's growth strategy based on strategic alliances and acquisition of new technologies, as well as for general corporate purposes.

ABOUT AETERNA LABORATORIES INC.

AEterna Laboratories has an extensive portfolio of marketed and development-stage biopharmaceutical products focused in oncology and endocrinology. Its lead oncology compound is Neovastat(R), a proprietary angiogenesis inhibitor with multiple mechanisms of action in a Phase III clinical trial for renal cell carcinoma (data available by year-end 2003) and in a Phase III trial for non-small cell lung cancer. Cetrotide(R), its lead compound in endocrinology is sold in the U.S. and Europe to the IN VITRO fertilization market, and is in clinical testing for endometriosis, uterus myoma and enlarged prostate (BPH). A further seven clinical programs are underway with various compounds. In addition, AEterna owns 62% of Atrium Biotechnologies, a profitable and growing developer, distributor and marketer of active ingredients, fine chemicals, cosmetic and nutritional products with sales exceeding $Cdn 100 million in 2002.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com. To find out more about the current phase III trial in non-small cell lung cancer, call 1-888-349-3232.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CANADA
MEDIA RELATIONS:                            INVESTOR RELATIONS:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                       Cell.: (514) 703-5654
Fax: (418) 577-7671                         Fax: (418) 577-7671
E-mail: PAUL.BURROUGHS@AETERNA.COM          E-mail: JACQUES.RAYMOND@AETERNA.COM

                                    SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  AETERNA LABORATORIES INC.


DATE:  JULY 24, 2003                              By:  /s/ CLAUDE VADBONCOEUR
--------------------                                   ---------------------------------------------------
                                                       Claude Vadboncoeur
                                                       Vice President, Legal Affairs and
                                                       Corporate Secretary